Service Order Form

The Planet - DLLSTX1
1950 Stemmons Frwy
Suite 3048
Dallas, TX 75207

The Planet - DLLSTX2
1333 N Stemmons Frwy
Suite 110
Dallas, TX 75207

Office Use Only
Install Complete Date: _____
OK to Bill (Initial Here): _____
Machine Number: _____

Customer Information

Company Name: Dominique Einhorn
Phone: (310) 397-1200
FAX: (310) 398-2211
New Customer [x]
Use Existing Info [ ]
Order Date: 08/04/03
Requested Install Date: 08/07/03

Service Address: 1333 N. Stemmons Freeway, Ste. 110
City: Dallas
State: TX   Zip: 75207

Billing Address: 5006 Coolidge Ave.
City: Culver City
State: CA   Zip: 90230

Administrative Contact: _____
Phone: _____
Email: _____

Technical Contact: _____
Phone: _____
Email: _____

Billing Contact: _____
Phone: _____
Email: _____

Emergency Contact: _____
Phone: _____
Email: _____
Pager: _____

How many IP addresses are needed: 5 usable
Domain Name: _____
Requested [ ]   Existing [ ]
Registrar User Name: _____ Registrar Password: _____

Services Ordered

X Server Rental		ISDN	
Cobalt		Co-Located Server	
T1		Virtual Hosting	
O/S: **X** BSD		Linux	2000/NT

Port Speed: 10/100
Qty: 1
Monthly: 559.00
Install: 499.00
Total: 1,058.00

Hardware Provided By The Customer:

Hardware Provided By The Planet:

SuperMicro 6013P-8, Pentium 4 Xeon - 2.4Ghz Processor, 2GB DDR266 RAM, 2 x 36GB SCSI HDD

Length of Service Agreement: 1 Year(s)

Tax ID# or Social Security# of responsible party:

State Tax ID is issued in: _____

Credit Card Info (Visa, Mastercard or American Express Only)
[ ] Visa   [ ] Mastercard   [ ] Amex
Credit Card Number: _____
Expiration: _____
Person's Name On Card: _____
Billing Address: _____

Bill Credit Card each month: [ ] YES   [ ] NO
Bill Credit Card for Setup & 1st Month:
[ ] YES   [ ] NO

Acceptance:

ERYA
Signature _____
Date _____
Name & Title _____

The Planet
Signature _____
Date _____
Name & Title _____